Mail Stop 0407

      December 12, 2004


Marvin Rosen
Chief Executive Officer
Fusion Telecommunications International, Inc.
c/o Heitz & Associates, P.C.
345 Woodcliff Drive
Fairport, New York 14450

	RE:  	Fusion Telecommunications International, Inc.
      Registration Statement on Form S-1
      Filed November 12, 2004
      File No. 333-120412

Dear Mr. Rosen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General
1. Throughout your prospectus, please offer a more specific description of your business operations and lessen the dominance of your general discussion about the entire Voice-over-Internet-
Protocol
industry and Internet usage. Include clear disclosure of your current operations and the types of products and services you currently offer. For example, briefly note in the summary but fully describe in the business section the subsidiaries you list in
Exhibit
21, including your ownership percentage in them, what they do, where
they are located, any other significant owners, how significant each
subsidiary is to you, and so on. Similarly, discuss your joint ventures, including noting any significant partners. Also, clearly indicate from what geographic region you have derived the majority of
your revenues from customers (the notes to your financial
statements
suggest that this region is the United States).  To the extent that
you intend to grow your business in a particular region, emphasize that this is your intent and indicate upfront the level of your growth in the area.
2. Similarly, explain upfront in the prospectus summary what Softswitch is and clarify throughout the prospectus the extent to which you have used it and how it enables you to improve your deployment of products and services and expand your capacity. We note your statement on page 25 that "[i]n the third and fourth quarter of 2004, [you] expect to experience a temporary decline in revenues during, and immediately following, the migration to the new
Softswitch technology." In addition, on page 32 you state "[t]he
2004
estimated capital expenditures include a significant investment we are making to upgrade our switching and transmission systems utilizing the softswitch technology." Then on page 33 you refer to approximately $400,000 in costs related to your "new soft switch." Is this is a new version of Softswitch technology? When did you start relying on Softswitch to provide your services to customers?
3. Include Item 201 of Regulation S-K disclosure, particularly
Items
201(a)(2) and (b). Note that you should provide the information as of a recent date.
4. We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by Insight Research Corporation, Gartner Inc., Radicati Group, PriMetrica Inc., Interactive Data Corporation, and Infonetics
Research. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.
5. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the
Division of Corporation Finance`s "Current Issues and Rulemaking Projects Outline."
6. With regard to your use of EBITDA, please expand your disclosures to discuss why your non-GAAP measure is relevant since it excludes recurring charges related to "depreciation and amortization," "interest expense," "loss on impairment," and "forgiveness of debt."
In that regard, we note your current disclosures do not provide all of the disclosure items highlighted in Question 8 of the Frequently
Asked Questions document on non-GAAP measures, dated June 13, 2003.
Moreover, we note that your non-GAAP measure as currently presented may be prohibited under Item 10 S-K unless you are able to meet the burden of demonstrating the usefulness of the measure. Item 10(e) of
S-K prohibits the presentation of a non-GAAP performance measure that excludes recurring charges that have occurred within the past two years or are reasonably likely to recur within two years. This prohibition may be overcome if you are able to meet the burden of demonstrating the usefulness the measure as outlined in Question 8 of the FAQ. Please either delete this measure, or revise to provide all of the disclosures required by Item 10 of Regulation S-K and Question
8 of the FAQ.
7. We note that your definition of EBITDA defines EBITDA as, "net income (loss) (adjusted for loss on impairments and forgiveness of debt) before income (loss) from discontinued operations, interest expense and depreciation and amortization." Please refer to Question
14 of our frequently asked questions regarding the use of Non-GAAP financial measures that clarifies that "Earnings" as used in the commonly used metric "EBITDA" is intended to mean net income
(loss)
presented in the statement of operations under GAAP, without the adjustments included in your definition. Please see our adopting release, that states that non-GAAP measures that are calculated differently than EBITDA should not be characterized as EBITDA. In order to avoid investor confusion, please revise the title of this measure and provide a definition that identifies clearly how the measure is being calculated and how the calculation of your non-GAAP measure differs from the most directly comparable GAAP measure, net income (loss).
8. When demonstrating the usefulness of the non-GAAP measure, please refrain from using boilerplate and provide a statement that is specific to you, the particular measure, the nature of your business and the manner in which your management assesses the measure and applies it to management decisions. Your statement should work only regarding this measure at this time; if your statement is readily transferable to other uses of non-GAAP measures by you or even to other companies` use of non-GAAP measures, it is probably boilerplate. See Item 10(e)(1)(i) of Regulation S-K. Also please refer to our Conditions for Use of Non-GAAP Financial Measures release available on our website at http://www.sec.gov/rules/final/33-8176.htm, and revise your document accordingly.

Cover Page
9. Limit your prospectus cover page to the information required by
Item 501 of Regulation S-K. In this regard, you should reduce the extensive discussion concerning when you may redeem the warrants. In this case, this information is either not required by Item 501 or not so highly material to an investment decision as to merit inclusion on the cover page. Similarly revise the cover page of the selling shareholder prospectus, which exceeds the one page limit and contains unnecessary, immaterial and redundant information.
10. We note you include Item 501(b)(3) of Regulation S-K offering price information only on a per security basis, but the Item requires you to include this information for the total amount of the offering, too. Please revise.

Prospectus Summary, page 3

11. Revise your disclosure throughout to remove unnecessary capitalized terms and defined terms. In this regard, please delete the second sentence of the introductory paragraph on page 3. Once you make your disclosure clear from the context, you will not need to define terms such as "we," "our" and "us." Similarly, revise to delete any unnecessary parenthetical definitions, such as "Efonica," when the meaning the term is clear from context. In addition, the remainder of the next paragraph does not serve as an introduction to your summary and should be deleted as it is redundant of the information that appears on page 6.
12. Please generally revise your registration statement to eliminate technical and business jargon from the prospectus summary and to reduce the amount of jargon throughout the rest of the prospectus. For example, consider replacing terms such as "voice termination," "end-to-end networks" and "tier-one Internet backbone providers" with clear concrete everyday language.
13. Please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material to merit inclusion in the summary. For example, consider eliminating here the extensive strategy discussion, which is more appropriate for your business section. As part of your revisions, ensure that you provide a balanced discussion by discussing the following in the summary:

* that you have not generated positive cash flows from operations and have incurred significant operating and net losses since your inception;
* that from your inception you have financed your operations from cash provided from financing activities`
* the amount of your net losses for the last three fiscal years and periods in 2004;
* in general terms, your corporate structure, e.g., whether you operate through subsidiaries, noting any dominant subsidiaries or segments;
* that you have derived the majority of your revenues from customers in the United States; and
* the percentage of your revenues attributable to each of the services listed on page 4.
14. We note your statement on page 3 that "We control our network and service offerings from a central location in the United States." Please note here and explain further in your business section where this location is and how you are able to control your offerings from one location.
15. We note your statement on page 3 that "[i]n the spring of 2000,
[y]our board of directors assembled a new management team who restructured and refined [y]our business and corporate strategy. As part of this refinement and restructuring the Company exited non-core operations and focused on emerging markets and new services, such as
VoIP." Please note here and describe further in your business section what the "non-core operations" that you exited were and why you did so.
16. We note your statement on page 6 that all information in the prospectus assumes series C preferred stock will be converted into
3,141,838 shares of your common stock. Please briefly note here the basis for this assumption. Also revise the last bullet point to identify the security into which the promissory notes will convert.

Summary Historical Financial Data, page 7
17. We note your reference in note 3 to "a transaction that occurred subsequent to June 30, 2004, whereby the Company received net cash proceeds of $1,330,000 ($1,400,000 for a convertible note net of a $70,000 advisory fee) and refinanced $1,108,333 of existing notes payable and accrued interest in exchange for a convertible note." Please explain here and elsewhere the type of transaction and reason for it.


Risk Factors, page 9

	General
18. Please move, to follow your first risk factor, those risk factors, such as "We have substantial past due liabilities," that concern your liabilities, some of which are past due and payable on demand.
19. Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as "Certain of our competitors are emerging from bankruptcy" on page 11, and do not discuss adequately the risk that follows. Other risk factor captions merely state a fact about you, such as "We have a history of operating losses" and "We may be unable to manage our growth . . . " on page
9, or allude to a future event, such as " "In addition to new regulations being adopted, existing laws may be applied . . ." on page 14. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies` documents, they are probably too generic. Please revise accordingly.
20. Please avoid the generic conclusions in your risk factors that a risk could have a material adverse effect or impact on you. This does not represent meaningful disclosure. Instead, please replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. For example, in the risk factor beginning "Breaches in our network security systems . . ." on page 13, since you have experienced the breaches in the past, please describe how such breaches impacted your business and results of operations. Also assess the likelihood of the risk.
21. We note that you include mitigating language in some of your risk factors. Please revise to remove mitigating language in your risk factor disclosure, including:

* The penultimate sentence in "We need to retain key management personnel. . ." on page 12.

* The first, third and fifth sentences in "We are exposed to fluctuations in exchange rates and exchange control regulations" on page 14.

These are only examples.
      We have substantial past due liabilities, page 10
22. We note your statement that "certain" of your indebtedness is payable on demand. Please revise to include the amount of your indebtedness that is payable on demand so that investors may better understand your current financial situation.

      We rely on third party equipment suppliers, page 11, and

      If we are unable to develop and maintain successful relationships..., page 12
23. In each case, please expand your disclosure to include the likelihood of the risk. Have you had difficulty in the past
obtaining an adequate supply from a particular provider?   Have
you
had difficulties with a particular joint venture partner in the past, or is there a risk that a joint venture partner would have more influence in the case of difficulties due to its being local?

Should our joint venture partners decide to raise capital..., page
12
24. Quantify the portion of your revenues attributable to the consolidation of your joint ventures so that security holders may assess the extent of the loss you mention here.

	Service interruptions could affect our business, page 12
25. Provide examples of recent network shut downs you have experienced and quantify the negative impact on your revenue and cash flows as a result of the shut downs, to the extent practicable.

	Indian law limits the percentage of foreign investment...,
page
15
26. Please revise this risk factor to clearly state and explain a risk to investors. State what adverse effect may occur and what may cause it. Similarly revise your other risk factors as appropriate, including "The members of the Estel joint venture are considering selling the joint venture..." and "The offering price of our securities is arbitrary" on page 15.

      There may be substantial sales of our common stock..., page
16
27. Revise to address the potential adverse effect on the market price of the common stock due to the sales of the shares underlying your warrants.


      If you do not exercise your purchase warrants..., page 16
28. Please revise this risk factor to mention the effective registration statement condition to the increase in exercise price.

Use of Proceeds, page 18
29. Please include in your table how you expect to allocate the net proceeds of the offering if the underwriters exercise their over-allotment option.
30. We note that you intend to apply more than one-third of the net proceeds from the offering on "working capital and general corporate purposes." Revise to more specifically identify the purposes for which this balance of the net proceeds is expected to be used and quantify the amount intended to be allocated to each purpose; it is not appropriate nor helpful disclosure to investors to aggregate those purposes under a generic category such as "working capital and general corporate purposes."

Dividend Policy, page 18
31. Please indicate that rate at which you paid dividends to the holders of your series A convertible preferred stock and series B convertible redeemable preferred stock and in what amounts of common stock you made payment. Also indicate what you mean by and state "the date of their conversion."

Dilution, page 20
32. Please quantify the dilution to new investors if your underwriters fully exercise their over-allotment option.
33. Please disclose and quantify the further dilution to new investors that will occur upon exercise of any of your outstanding stock options and warrants.

Management`s Discussion and Analysis, page 23

      Results of Operations, page 27
34. In your discussion of results of operations beginning on page
27,
you attribute the change to several factors, without quantifying or indicating the relevant weight of all material factors. Further, it is not clear from this discussion if pricing pressures, changes in the service mix of businesses and changes in the geographical mix of businesses impacted revenue, cost of services, or both. For each period presented revise to:

* clearly disclose and quantify each material factor that contributed to the change in revenues, cost of revenues and selling, general and administrative costs;
* provide insight into the underlying business drivers or conditions that contributed to these changes; and
* describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-K and the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.
35. With regard to a discussion of any known trends, events or uncertainties, explain whether and why you expect revenues to increase, decrease, or remain the same in the upcoming year.
Also,
discuss whether, when and to what extent you expect to show net income, especially in light of your relatively high cost of revenues.
You must provide disclosure so that your investors can easily understand the reasons for your historical negative results and whether and the extent to which management expects these to continue.
36. For all periods presented, please also discuss and analyze the profitability measure of each segment consistent with those disclosed in your geographical segment information found on page F-51, as is required by Financial Reporting Release No. 36 (Financial Reporting
Codification, Section 501.06.a).
37. Please discuss your plan for the "international deployment including purchase of business license, network equipment and securing letters of credit and bonds" as mentioned on page 33.
38. We note your employment agreement with your President and
Chief
Operating Officer according to which he receives a salary of
$250,000
per year starting November 2004. Considering your accumulated deficit since inception and limited access to significant additional funds, please disclose how you intend to fund the salary going forward.
39. Please indicate on page 33 the "voluntary conversion price" at which the series C preferred may convert.

	Liquidity and Capital Resources, page 29
40. In order to provide a better understanding of the company`s future objectives, plans and its ability to complete those plans, please expand your discussion of liquidity and capital resources to provide a clear picture of your company`s ability to generate cash and meet existing and known or reasonably likely short-term and long-term cash requirements. Also provide a more detailed analysis of the factors contributing to the variability and uncertainties of cash flows. For example discuss the impact of deferred revenue, cash receipts from sales and cash payments for expenditures.

      Critical Accounting Policies, page 34
41. We note that you entered into a number of formal joint venture agreements with certain partners. Please explain why the provisions of FIN 46(R) did not have a material impact on your consolidated financial statements.

Business, page 38
42. Describe the general development of your business during the past
five years. See Item 101(a) of Regulation S-K. Include in your discussion the differences in your business since 2000.
43. Please identify your operating segments and provide the information called for by Item 101(b) of Regulation S-K, such as revenues from external customers and a measure of profit or loss and total assets for each of the last three fiscal years.
44. Currently, you discuss your growth strategy prior to
discussing
your actual business operations. So that readers have the appropriate context and background in assessing your strategy, move upfront your discussion of your products and services. In the discussion of your products and services, please include, among other things, a description of your principal products and services in each
segment and the principal markets for, and distribution methods of,
these products and services.   Since your total revenues did not
exceed $50 million during any of such fiscal years, state the amount or percentage of total revenue contributed by any class of similar products or services that accounted for 10 percent or more of your consolidated revenues in each of the last three fiscal years or 15 percent or more of your consolidated revenues. See Item 101(c)(1)(i)
of Regulation S-K.
45. Please name any customer and its relationship with you if sales to the customer by one or more of your segments were made in an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. See Item 101(c)(vii) of Regulation S-K. File any material contracts with these parties as exhibits to the registration statement pursuant to
Item 601(b)(10) of Regulation S-K. Also describe your contracts with major customers. For example, disclose whether you have short-term or medium-term contracts and/or whether these customers may terminate contracts or orders at any time without penalty.
46. Please generally revise this discussion to clarify how any market numbers you state are related to your business. Disclose how many Internet users use your products and generate revenues for you.
47. Tell us what consideration you have given to disclosure under Items 101(c)(viii) and (xi) of Regulation S-K.
48. Please include the financial information about geographic areas required by Item 101(d) of Regulation S-K, or tell us supplementally why you believe it is not required here.
49. Provide specific timeframes for your plans discussed throughout this section, such as providing services to cable operators and your intended expansion into international markets.

      Growth Strategy, page 38
50. We note your statements on page 38 describing your belief that you "are poised to . . . continue to expand the number of international partnerships . . . and leverage our existing international partnerships. . . ."  Please describe your existing international partnerships, who the partners are, what services the partnerships provide, and where the partnerships are located.
51. We note your description on page 39 of the key attributes of your network. Please explain what you mean by "open standard compliance,"
"distributed architecture" and "policy based routing."
52. We note your statement on page 40 that "[a]s a result of our geographic coverage, we have been asked by several large communication carriers to potentially be their subcontractor for services in regions they do not otherwise cover." Please indicate the status of your negotiations concerning these requests.
53. We note your sentence beginning "[i]n countries where we do not have facilities, . . ." on page 40. However, in your properties section on page 52 you list only locations within the United States.
Please revise your disclosure here and in the properties section to consistently present the actual extent of your locations and operations.




      Marketing, page 41
54. We note your paragraph concerning the percentage of revenues from
Telco Group and Qwest. Please clarify whether the companies were your customers and what you sold to them since it is not clear from the placement of this paragraph in your marketing section.
55. Revise to describe more fully the nature of your strategic and joint ventures. Disclose the material terms of the agreements, including the expiration dates, exclusivity provisions, consideration paid to enter the agreements, fee-sharing arrangements, etc.

      Benefits of the Fusion Distributed Network Architecture,
page
43
56. We note your subsection "Ease of Deployment" on page 43.
Please
explain to what extent your operations require regional points of presence.

	Dynamics of the Global Communications Market, page 43
57. We note your description of the benefits of VoIP. Please also describe any current drawbacks with the technology and with a company`s operations being increasingly dependent on providing VoIP in emerging markets so that investors may have a more balanced picture.
58. Since you often cite information from www.internetworldstats.com and its information on the growth of Internet use seems to be less conservative than that of other sources you cite, please tell us supplementally why you believe its information is important for investors in assessing your business.
      Competition, page 49
59. Discuss in greater detail your competition`s disadvantages in relation to you and how this affects your competitive position within your markets. To the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item
101(c)(x) of Regulation S-K.

Management, page 54
60. Please briefly describe other material terms of the employment agreement with Matthew Rosen, including triggers, such as a change in control of Fusion, for compensation in the event his employment is terminated without cause.

61. Tell us what consideration you have given regarding disclosure under Item 402(j) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 63
62. For each related party, please discuss how transaction prices were determined by the parties and whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties.
63. Tell us supplementally when any loan amounts were converted into shares of common stock and the basis for the stated conversion prices.
64. We note your description on page 61 of Fusera LLC`s loan to you and your securities grants to its members, which include members of your management. Please include this disclosure here.

Principal Stockholders, page 65
65. Identify the natural person who controls Sandy Beach
Investments.
66. Please indicate under what Securities Act exemption the stock option grants were made that are described in the last sentence of note 6 to the ownership table.

Description of Securities, page 66
67. Please explain why, upon the closing of the offering, all outstanding shares of series C preferred stock will be converted into common stock and warrants and how the terms of conversion were determined.
68. Tell us supplementally when you converted, or plan to convert, your outstanding common stock into class A common stock and why. Also, we note that the certificate of incorporation, as amended, that you filed as Exhibit 3.1 does not indicate you have authorized 21 million shares of class A common stock. Please explain to us. We may have further comments.
69. Disclose the material terms of the purchase warrants that holders of series C preferred stock will receive upon conversion of their shares into common stock or clarify, if true, that the terms will be identical to the purchase warrants that you are offering in the initial public offering.
70. Please also describe any conversion or redemption provisions concerning each of the securities.


71. Include a description of the range of warrant exercise prices, and describe any provisions for changes to or adjustments in exercise prices.

Underwriting, page 71
72. We note your statement on page 71 that Kirlin Securities is acting as the representative of the underwriters. Please include the names of the other underwriters.
73. Include mention of the merger, acquisition and other business arrangement agreement that you intend to enter into with Kirlin Securities, the form of which you have attached as Exhibit 1.3.
74. Please provide the underwriters` compensation table required by
Item 508(e) of Regulation S-K.
75. We note that the representative will be receiving an option to purchase shares and warrants. Please advise whether these shares and warrants, and the shares underlying the warrants, are considered underwriter compensation under the regulations of the NASD. Also explain for us the purpose of having the representative purchase the option for $100.
76. Discuss any conflict of interest that may be presented by the sale of the purchase option to the representative or advise us why you believe there is none.
77. Please furnish to us supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters, including the representative`s receipt of the option to purchase common stock and warrants, has been cleared with the NASD.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.
78. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

      Briefly describe any electronic distribution in the filing.

Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

 We may have further comments.
79. Please advise us whether or not you intend to reserve shares for sale to your directors, employees, and others. If so, supplementally describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.





Financial Statements for the Year Ended December 31, 2003

Consolidated Statements of Operations, page F-26
80. Please revise the statements to comply with SAB Topic 11:B.
We
note that you exclude depreciation and amortization from the line item for "cost of revenues".

Note 2 - Summary of Significant Accounting Policies, page F-30
81. Please disclose and tell us whether the company has restrictions that limit the payment of dividends. If you do, describe the most significant restrictions on the payment of dividends indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. See Rule
4-08(e)(1) of Regulation S-X.
82. Please disclose and tell us whether the company has subsidiaries and/or investees with restrictions that limit the payment of dividends and/or the transfer of funds to the company, referred to here as the parent company. If you do, please abide by the requirements of Rule 4-08(e)(3) of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies, Revenue Recognition, page F-30
83. We note your statement that "revenue is recognized ... when services have been rendered." Disclose in this footnote the nature of each of your services and describe your revenue recognition policy for each service in detail.
84. We note you have a significant balance for deferred revenues. Disclose the nature of the revenues that have resulted in the deferrals and describe your recognition policy. Also, disclose your expected timing for recognizing these revenues.
85. We note that the services sold through Efonica are accompanied by a hardware device that may also be purchased through Efonica. Please describe for us the sales elements of these transactions in more detail and tell us how you determined whether the hardware device is a separate unit of accounting as contemplated by EITF 00-21. In particular, describe for us the revenue recognition policy related to the individual components of the transactions. In addition, disclose the method used to determine the individual components and the method used to value them.
86. Tell us whether you have refundable fees for services, allowances, etc. If you do, disclose the accounting policy for refundable fees for services, allowances, etc. Refer to SAB Topic 13A4.


Note 2 - Summary of Significant Accounting Policies, Stock-based compensation, page F-32
87. Please include a description of the expected volatility assumptions used during the periods presented to estimate the fair value of options. See SFAS 123 paragraph 47 (d).

Note 4 - Joint ventures, acquisitions and divestures, page F-35
88. With respect to each joint venture, please clarify for readers how it is presented in your financial statements, i.e., consolidated or under the equity method.

Note 6 - Property and Equipment, page F-37
89. Please tell us whether the company has specific assets that are pledged or subject to lien. If you do, identify the assets mortgaged, pledged, or otherwise subject to lien, and the approximate dollar amounts. Also identify the obligations collateralized. This information must be provided for only the most recent audited balance sheet presented, unless there has been a significant subsequent change. Refer to Rule 4-08(b) of Regulation S-X.

Note 9 - Long-term Debt and Capital Lease Obligations, page F-38
90. Please disclose a brief indication of priority, if any, for your notes payable. Also provide the basis of conversion for each of the convertible notes presented. See Regulation S-X Rule 5-02-22.
91. Please also tell us how you determined the fair value of a share of your common stock as of the conversion dates. Please also tell us how you determined that there was no beneficial conversion feature for each of the convertible notes issued.
92. We note your issuance of warrants to one of your capital leaseholders in 2002. Please disclose your accounting for this issuance and advise us, including your consideration of EITF 96-18.

Note 12 - Commitments and Contingencies, Legal Matters, page F-43
93. Please disclose the amount of damages, if material, being sought by the landlord in the Circuit Court, Miami, Florida.





Note 13 - Preferred Stock, page F-45

94. Please disclose the mandatory date of redemption of your Series C convertible preferred shares.
95. Please disclose the conversion rates of your Series A and B convertible preferred shares.
96. With respect to each convertible security that you issued within one year of the filing date of your Form S-1, please explain to us your consideration of the guidance in EITF 98-5 and EITF 00-27 when accounting for any beneficial conversion features.

Note 18 - Related Party Transactions, page F-50
97. Please disclose all material related party transactions. The significance of an item may be independent of its amount; this is often the case with respect to related party transactions. Please disclose the nature of relationship and describe the transaction, including all information necessary for an understanding of its effects. For transactions already described in detail in another section of the financial statements, provide a summary of the related party transaction and cross-reference to the appropriate footnote. Refer to Regulation S-X, Rule 4-08(k) and Rule 1-02(u); Accounting Disclosure Rules and Practices, 7.I.B.

Note 19 - Concentrations, Geographic Information, page F-50
98. It appears that you have determined that you operate in only one segment. We note that you operate in distinct geographic locations.
Tell us how you determine your operating segments and how your Chief
Operating Decision Maker reviews this information. Specifically discuss what is the measure of profit and loss reviewed by the chief operating decision maker. If you have aggregated several operating segments into one reportable segment, tell us how determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Note 21 - Subsequent Events, page F-52
99. In the next amendment revise your stock option footnote to disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:
* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).
* Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.
* If the valuation specialist was a related party, disclose a statement to that fact.

In addition, if you did not use a contemporaneous valuation to determine the fair value of your common stock, we note that the Board of Directors must have relied on alternative means for determining the fair value of your common stock. If so, please revise MD&A to disclose the following:
* A discussion of the significant factors, assumptions, and methodologies used in determining fair value as noted in your responses
* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price
* The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
100. Please disclose here, and elsewhere as applicable, the rights of a holder of a Class A common share and explain how this security differs from your common stock.
101. Please discuss in MD&A the impact of the November 2004 note issuance and the refinancing disclosed in the last paragraph on page
F-53. In light of your per share offering price, it appears that there is a significant beneficial conversion feature in the notes that may materially impact your results of operations. Please disclose your accounting for this transaction, and its implications on your results of operations, and advise us in detail.

Interim Financial Statements
102. Please comply with all of the above comments as applicable.
103. Please update the financial statements, as required by Rule
3-12
of Regulation S-X.
104. An updated accountant`s consent should be included with any amendment to the filing.


Alternate Cover Page for Selling Securityholder Prospectus, page
A-1
105. On a supplemental basis, please advise us when the secondary offering will take place in relation to the initial public offering.
For example, will the selling shareholders sell their warrants concurrently with the company`s primary offering or while the company is still in registration? If not, how long after the public offering will the secondary offering commence? We may have further comment upon review of your response.
106. Item 501(b)(3) of Regulation S-K requires that you include the price range or the formula or method to be used to calculate the offering price. Please include a fixed price or price range according to Rule 430A under the Securities Act prior to effectiveness. Then you may file a post-effective amendment to switch to a market price when the shares begin trading on a market.
Alternatively, state that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares trade on the
AMEX and thereafter they will sell at prevailing market prices or privately-negotiated prices.

Plan of Distribution, page A-4
107. Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.
108. Please disclose the natural person(s) who exercise investment and voting control over the shares held by each entity or non-natural person listed as a selling securityholder. See telephone interpretation 4S under "Regulation S-K" in our March 1999 supplement to our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.
109. Clarify, if true, that the selling shareholders acquired the purchase warrants upon conversion of the Series C Preferred Stock at the close of the initial public offering.

Recent Sales of Unregistered Securities, page II-2
110. Specify when in 2004 the company issued shares of Series C
Preferred Stock.

Undertakings, page II-5
111. We note you refer to yourself as a "small business issuer" in your fourth undertaking. Yet it appears that you do not fit the definition of "small business issuer" in Rule 405 of Regulation C. Revise accordingly.

112. Please provide the undertaking required by Item 512(f) of Regulation S-K, or tell us why you do not believe you are required to provide it.

Exhibits
113. Please file your exhibits as soon as possible. With your next amendment, provide us with at least draft copies of the legality opinion. We will need adequate time to review and comment upon it and the other exhibits.
114. Please ensure that your exhibit table reflects each exhibit`s filing status. For example, the table currently suggests that you will file Exhibit 10.13 by amendment, but it appears you already have included an exhibit 10.13.

*	*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Joseph Cascarano, Staff Accountant, at (202) 824-5357, or Robert Littlepage, Accountant Branch Chief, at (202) 942-1947, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 942-1916, or me, at (202) 942-
1797,
with any other questions.


					Sincerely,



					Michele M. Anderson
					Legal Branch Chief


cc:	via facsimile (212) 813-9768
      Arthur S. Marcus, Esq.
	Gersten, Savage, Kaplowitz, Wolf & Marcus
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE






Mr. Rosen
Fusion Telecommunications International, Inc.
December 12, 2004
Page 2